Exhibit 99.1

ABILITY INC.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

NOTICE OF 2018 ANNUAL GENERAL MEETING

Dear Shareholder:

We cordially invite you to attend the 2018 Annual General Meeting of Ability Inc. to be held at our offices located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, on December 24, 2018 at 4:00 p.m. (Israel time).

The purpose of the meeting is to consider and vote upon (i) the re-election of seven directors to serve as members of our Board of Directors until our next annual general meeting and in accordance with our amended and restated memorandum and articles of association, (ii) the increase of our authorized share capital from 20,000,000 ordinary shares and 5,000,000 preference shares to 100,000,000 ordinary shares and 5,000,000 preference shares, and (iii) the ratification of our independent public accountants, Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, for fiscal year 2018. Our Board of Directors recommends that you vote in favor of each of the proposals.

Shareholders of record at the close of business on November 13, 2018 are entitled to receive notice of, to attend, and to vote at the meeting, in person or by proxy. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting. If you attend the meeting in person, you may vote in person and your proxy will not be used. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

Anatoly Hurgin
Chairman of the Board of Directors

November 19, 2018

ABILITY INC.

Yad Harutzim 14

Tel Aviv, Israel, 6770007

PROXY STATEMENT

2018 ANNUAL GENERAL MEETING

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Ability Inc. (“we,” “us,” “our,” or the “Company”) to be voted at the 2018 Annual General Meeting of Ability Inc. (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of 2018 Annual General Meeting. The Meeting will be held at our offices located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, on December 24, 2018 at 4:00 p.m. (Israel time). This Proxy Statement, the attached Notice of 2018 Annual General Meeting and the enclosed proxy card are being distributed to shareholders on or about November 13, 2018.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon (i) the re-election of seven directors to serve as members of our Board of Directors until our next annual general meeting and in accordance with our amended and restated memorandum and articles of association, (ii) the increase of our authorized share capital from 20,000,000 ordinary shares and 5,000,000 preference shares to 100,000,000 ordinary shares and 5,000,000 preference shares, and (iii) the ratification of our independent public accountants, Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, for fiscal year 2018.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the re-election of each of the director nominees named in Proposal 1 and FOR Proposals 2 and 3.

Who Can Vote

You are entitled to receive notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on November 13, 2018. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to attend and vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting.

How You Can Vote

●	Voting in Person. If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company Inc., or in our register of members (shareholders), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting or, if you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (the “TASE”), you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.

●	Voting by Proxy. You may submit your proxy by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. If you are a beneficial owner of shares registered in the name of a member of the TASE voting by mail, you must attach to the proxy card a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to Avi Levin, our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

The presence, in person or by proxy, of two or more shareholders will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. In the event that, at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on the vote for the re-election of directors, the vote for the increase of the Company’s ordinary shares, or the vote for the ratification of the auditors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposal

Each ordinary share entitles the holder to one vote. An ordinary resolution, which is the affirmative vote of the holders of a simple majority of the ordinary shares, as being entitled to vote and represented at the Meeting, voting in person or by proxy, is required to re-elect each of the director nominees named in Proposal 1 and for Proposals 2 and 3. Only ordinary shares that are voted are taken into account in determining the proportion of votes cast for each resolution.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies are being distributed and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

General

Under our amended and restated memorandum and articles of association, the number of directors on our Board of Directors shall be no less than one person. We currently have seven directors serving on our Board of Directors. Each of our directors holds office until the following annual general meeting subsequent to his appointment.

Upon the recommendation of our Nominating Committee, our Board of Directors has nominated the seven individuals named below for re-election as directors (together, the “Company Slate of Nominees”), to hold office until our next annual general meeting, subject to our amended and restated memorandum and articles of association.

In recommending the Company Slate of Nominees, our Nominating Committee and Board of Directors have assessed that they have the necessary experience, qualifications and skills to serve as directors of the Company and believe that each director nominee possesses the relevant ability, experience, independence, integrity and skills and is willing to devote adequate time to serve the Board of Directors effectively.

Nominees for Director

The following information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Anatoly Hurgin has served as our Chief Executive Officer and a director since the closing of our business combination in December 2015 (the “Business Combination”), and has served as the Chief Executive Officer and a director of Ability since 1994. Mr. Hurgin served as the Chairman of our board of directors from the closing of the Business Combination until December 2016, and from July 2017 to present. Mr. Hurgin has served as a director of our subsidiary Ability Security Systems Ltd. (“ASM”) since March 2016. Additionally, Mr. Hurgin has served as Chief Executive Officer of Active Intelligence Labs Ltd., a company that develops solutions for the cyber security market, since August 2011, and Chief Executive Officer of UAB Communication Technologies Ltd., a company formed for the purpose of purchasing equipment from a Cypriote supplier, since September 2013. Mr. Hurgin holds a Master’s degree in radio electronics from the High Military College of Radio-electronics of Air Defense Troops in Vilnius, Lithuania.

Alexander Aurovsky has served as our Chief Technology Officer and a director since the closing of the Business Combination, and has served as the Chief Technology Officer and a director of Ability since 1994. Mr. Aurovsky has served as a director of ASM since March 2016. Mr. Aurovsky holds a Master’s degree in radio electronics from the Bonch-Bruevich Saint Petersburg State University of Telecommunications in Russia.

Avraham Dan joined the Board of Directors in July 2017. He chairs the Audit Committee. Mr. Dan is an entrepreneur with global experience in various financial and business management. Mr. Dan’s experience includes strategic planning, accounting and control, investments and business development, mergers and acquisitions, re-engineering and spin-offs. He served as a director in Pangae Israel Ltd. and Amir-Marketing & Investment in Agriculture Ltd. Mr. Dan served as economic and financial advisor and managing director in ICTS International N.V., an international company in the field of security. Mr. Dan provided strategic and financial consultation to corporations in Israel and overseas. Mr. Dan is a CPA in Israel and holds an MBA from Pace University, New York.

Naftali Granot joined the Board of Directors in July 2017. He chairs the Nominating Committee and serves on the Compensation Committee. Mr. Granot served with the Special Forces of the IDF, retired as a Major and joined the Israeli Mossad in 1982 as field operative, was nominated in 2002 as head of a certain division of the organization and in 2005 as deputy director, and retired in 2007. During his tenure with the Mossad, Mr. Granot accumulated considerable managerial and intelligence experience in various fields relevant to the Company’s activities. Since his retirement from the Mossad, Mr. Granot worked as the CEO of a subsidiary of Bronfman-Fisher group of companies in Israel and was involved in various fields of business in Africa and China, such as obtaining mining license on behalf of a Canadian firm Tau Capital and representing Israeli security companies.

Limor Beladev joined the Board of Directors in July 2017. She chairs the Compensation Committee and serves on both the Audit Committee and the Nominating Committee. Ms. Beladev is an independent attorney, mostly practicing commercial and real estate law. She has served as director in several public, government owned, and private companies in Israel and she has significant corporate governance experience. Ms. Beladev serves as a member in several committees of the Israeli Bar Association. Ms. Beladev holds an LL.B. degree in law from Netanya Academic College.

 Brigadier General (Ret.) Yair Cohen joined the Board of Directors in July 2017. He serves on the Compensation Committee and Nominating Committee. Mr. Cohen is an advisor for Cyber and Intelligence with 32 years of military service in the Israel Defense Forces (“IDF”). In his last position in the military, Mr. Cohen headed the IDF’s Cyber and Sigint Intelligence unit (8200). Since his retirement from the military in 2005, Mr. Cohen has held numerous positions in Israeli technology companies, in addition to being a director in several companies. From 2005 to 2009, Mr. Cohen was Vice President of Elron Electronic Industries Ltd., a leading Israeli holding company dedicated to build technology companies in diverse fields which trades on NASDAQ. From 2006 to 2009, Mr. Cohen was Chairman of ECtel Ltd., a company providing integrated revenue management solutions which was traded on NASDAQ. From 2009 to 2015, Mr. Cohen established and was the first CEO of the Cyber Division in Elbit Systems Ltd. (NASDAQ: ESLT), the largest non-governmental defense company in Israel. From 2015 to 2016 Mr. Cohen served as the CEO of the investment fund PeriTech for Investment and Technology where he led investments in technology companies and currently still serves on the board of a number of portfolio companies. Mr. Cohen also currently serves as director in Electra Consumer Products 1970 and Infinity Funds Ltd. Mr. Cohen holds a BA degree from Bar Ilan University in Jewish History and Arabic Language and Literature and MA degree from ICAF, in the National Defense University (NDU), Washington DC, in Management of National Resources, and is currently teaching Cyber for MA in Tel Aviv University and Bar Ilan University.

Joseph Tenne joined the Board of Directors in October 2017. He is a member of the Audit Committee. Mr. Tenne serves as a financial consultant to Itamar Medical Ltd., an Israeli TASE-listed company, and from August 2014 to April 2017 served as vice president finance and chief financial officer of that company. Mr. Tenne also serves on the board of directors of AudioCodes Ltd., an Israeli NASDAQ and TASE-listed company, Orbotech Ltd, an Israeli NASDAQ-listed company, MIND C.T.I. Ltd., an Israeli NASDAQ-listed company, Ratio Oil Explorations (Finance) Ltd., an Israeli TASE-listed company, OPC Energy Ltd., an Israeli TASE-listed company and Orgenesis Ltd., an Israeli private company. From September 2013 to January 2018, Mr. Tenne served on the board of directors of Enzymotec Ltd., which was an Israeli NASDAQ-listed company. From March 2014 to July 2014, Mr. Tenne served as the chief financial officer of Orgenesis Inc., a U.S. company traded on the NASDAQ. From 2005 to 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies, Inc., a NYSE-listed company and from 2006 to 2013, also served as the chief financial officer of Ormat Industries Ltd. Prior to that, from 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne is a certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

Our Board of Directors has determined that each of Messrs. Avraham Dan, Joseph Tenne, Yair Cohen, Limor Beladev and Naftali Granot qualify as independent directors within the meaning of the rules of the SEC and NASDAQ Listing Rules.

We are not aware of any reason why the nominees, if re-elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for re-election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Companies Law (2018 Revision) of the Cayman Islands, an ordinary resolution, which is the affirmative vote of the holders of a simple majority of the ordinary shares, as being entitled to vote and represented at the Meeting, voting in person or by proxy, is required to re-elect directors the nominees named above.

At the Meeting, the Board of Directors propose that the following resolution be adopted:

“RESOLVED that Anatoly Hurgin, Alexander Aurovsky, Yair Cohen, Avraham Dan, Naftali Granot, Limor Beladev and Joseph Tenne be re-elected as directors of the Company with immediate effect, each to hold office to serve as directors until the 2019 annual general meeting of the Company and in accordance with the Company’s amended and restated memorandum and articles of association.”

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares in the re-election of directors, unless you direct the holder how to vote, by marking your proxy form.

Duties of Directors

In general, under Cayman Islands law, our directors owe fiduciary duties to act in our best interests, to act for the proper purpose, to not fetter their discretion and to avoid conflicts of interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association then in effect. In certain limited circumstances, our shareholders have the right to seek damages through a derivative action in the name of the Company if a duty owed by our directors is breached.

Standing Committees of our Board of Directors

We have established an Audit Committee, a Compensation Committee and a Nominating Committee. We have adopted a charter for each of these committees. These committees’ members and functions are briefly described below.

Audit Committee

Our Audit Committee currently consists of three members, Avraham Dan, Limor Beladev and Joseph Tenne. Mr. Dan serves as the Chairman of our Audit Committee. Under SEC rules and the NASDAQ Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, within the meaning of SEC rules and the NASDAQ Listing Rules, each of whom must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement (and one of whom has had past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication) and none of whom has participated in the preparation of our or any of our subsidiary’s financial statements at any time during the prior three years. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our Board of Directors has determined that each of Mr. Dan and Mr. Tenne is an “audit committee financial expert,” as defined by SEC rules and has the requisite financial sophistication required by the NASDAQ Listing Rules.

Our Audit Committee generally provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent auditors and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee also oversees the audit efforts of our independent auditors. Our Board of Directors has adopted an Audit Committee charter setting forth the specific responsibilities of the Audit Committee consistent with the rules and regulations of the SEC and the NASDAQ Listing Rules, which include: retaining and terminating our independent registered public accounting firm; pre-approval of audit and non-audit services to be provided by the independent registered public accounting firm; and reviewing and recommending to the Board of Directors approval of our quarterly and annual financial reports and review and approval of all related-party transactions.

Compensation Committee

Our Compensation Committee currently consists of Limor Beladev, Naftali Granot and Yair Cohen. Ms. Beladev serves as the Chairman of our Compensation Committee. Under the NASDAQ Listing Rules, we are required to maintain a Compensation Committee consisting of at least two directors, with each member of the Compensation Committee being an independent director within the meaning of the NASDAQ Listing Rules. Our Board of Directors has affirmatively determined that each member of our Compensation Committee qualifies as an “independent director” under the NASDAQ Listing Rules. The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to the compensation of the Company’s chief executive officer and other executive officers of the Company and administer or delegate the power to administer the Company’s incentive compensation and equity-based compensation plans. Our Board of Directors has adopted a Compensation Committee charter setting forth the specific responsibilities of the Compensation Committee, consistent with the requirements of the NASDAQ Listing Rules.

Nominating Committee

Our Nominating Committee currently consists of three members, Naftali Granot, Limor Beladev and Yair Cohen. Mr. Granot serves as the Chairman of our Nominating Committee.

Under the NASDAQ Listing Rules, director nominees must be either selected, or recommended for selection by the board of directors, by a nomination committee comprised solely of independent directors within the meaning of the NASDAQ Listing Rules. Our Board of Directors has affirmatively determined that each member of our Nominating Committee qualifies as an “independent director” under the NASDAQ Listing Rules. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. Our Board of Directors has adopted a Nominating Committee charter setting forth the specific responsibilities of the Nominating Committee and addressing the nominating process, consistent with the requirements of the NASDAQ Listing Rules.

The Nominating Committee will consider persons identified by its members, management, shareholders, investment bankers and others. Candidates will be reviewed in the context of current composition of the Board (including the diversity in background, experience and viewpoints of the Board), the operating requirements of the Company and the long-term interests of the Company’s shareholders. The guidelines for selecting nominees, which are specified in the Nominating Committee charter, generally provide that persons to be nominated:

●	should be accomplished in his or her field and have a reputation, both personal and professional, that is consistent with our image and reputation;

●	should have relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise; and

●	should be of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The Nominating Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of the Board members to obtain a broad and diverse mix of Board members. The Nominating Committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation of Directors

We did not pay any compensation or benefits to (or set aside or accrue any amounts for benefits for) directors for the year ended December 31, 2015. Commencing in the year ended December 31, 2016, we started paying each of our directors (other than our executive directors) an annual fee of $55,000 and a per meeting fee of $2,000 for attendance in person and $1,250 for attendance by telephone and for written consents. In addition, commencing in the year ended December 31, 2016, we started paying the Chairman of our Audit Committee an annual fee of $15,000 and pay all other members of our Audit Committee an annual fee of $6,000, and pay all members of our Audit Committee a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. Commencing in in the year ended December 31, 2016, we started paying the Chairman of each of our Nominating Committee and Compensation Committee an annual fee of $5,000 and pay all other members of such committees an annual fee of $3,000, and pay all members of such committees a per meeting fee of $1,500 for attendance in person and $1,250 for attendance by telephone and for written consents. We pay such fees on a quarterly basis. In addition we reimburse directors for reasonable travel and other expenses in connection with the services rendered in such capacity.

We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with us.

PROPOSAL 2

INCREASE IN THE NUMBER OF AUTHORIZED COMPANY SHARES

(Item 2 on the Proxy Card)

Background

Our authorized share capital is $20,500 divided into 20,000,000 ordinary shares, par value $0.001. As of November 12, 2018, 3,304,677 ordinary shares were outstanding. This number does not include (i) 855,744 ordinary shares issuable upon exercise of warrants at an exercise price of $115.00 per share, (ii) 206,113 ordinary shares reserved for issuance under the 2015 Plan, and (iii) 54,620 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares, at an exercise price of $5.75 per share.

The increase in authorized share capital would allow us to meet our future business needs as they arise. These purposes could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, as an Ordinary Resolution, that the authorized share capital of the Company be increased from US$20,500 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 5,000,000 preference shares of a par value of US$0.0001 each to US$100,500.00 divided into 100,000,000 ordinary shares of a par value of US$0.001 each and 5,000,000 preference shares of a par value of US$0.0001 each by the creation of an additional 80,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu with the existing ordinary shares of a par value of US$0.001 each.”

Required Vote

Under the Companies Law (2018 Revision) of the Cayman Islands, an ordinary resolution, which is the affirmative vote of the holders of a simple majority of the ordinary shares, as being entitled to vote and represented at the Meeting, voting in person or by proxy, is required for this proposal.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

(Item 3 on the Proxy Card)

Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, an independent registered public accounting firm, performed an audit of our consolidated financial statements for the fiscal year ended December 31, 2017. The Audit Committee of the Board of Directors has selected Ziv Haft, Certified Public Accountants (Isr.) to serve as our independent registered public accounting firm for our 2018 fiscal year and the Board of Directors is presenting this selection to shareholders for ratification.

Shareholder ratification of the selection of Ziv Haft, Certified Public Accountants (Isr.) as our independent auditor is not required by our constitutional documents. However, the Board of Directors is submitting the selection of Ziv Haft, Certified Public Accountants (Isr.) for shareholder ratification because the Board of Directors values shareholders’ views on our independent auditors. If the shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Ziv Haft, Certified Public Accountants (Isr.). The Audit Committee also retains the right to direct the appointment of a different independent accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2018 Annual General Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors of the Company at Yad Harutzim 14, Tel Aviv, Israel, 6770007. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We are subject to the informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors,

Anatoly Hurgin
Chief Executive Officer

Date: November 19, 2018